UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 11-K
_________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to _________________________________
Commission file number 1-13270
_________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FLOTEK INDUSTRIES, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Flotek Industries, Inc.
10603 W. Sam Houston Pkwy N., Suite 300
Houston, Texas 77064

FLOTEK INDUSTRIES, INC. 401(k) PLAN

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	ii

Financial Statements and Supplemental Schedule:

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	1

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	2

Notes to Financial Statements	3

Supplemental Schedule*:

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018	8

Exhibit Index:

Exhibit 23.1 – Consent of Moss Adams LLP	9

Signature	10

*
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as the schedules are not applicable or required.

i

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Flotek Industries, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Flotek Industries, Inc. 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Schedule

The supplemental schedule included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP

Denver, CO
June 27, 2019

We have served as the Plan’s auditor since 2018.

ii

FLOTEK INDUSTRIES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILBLE FOR BENEFITS
DECEMBER 31, 2018 AND 2017

	December 31,
	2018	2017
Investments, at fair value:
Money market	$3,000	$—
Common/collective trust fund	1,159,292	1,453,487
Common stock fund	27,256	419,161
Mutual funds	15,296,312	16,948,882
Total investments, at fair value	16,485,860	18,821,530
Notes receivable from participants	360,306	334,573
Receivables — participant contributions	490	—
Receivables — employer contributions	300	—
Other assets	464	227
Net assets available for benefits	$16,847,420	$19,156,330

See accompanying Notes to Financial Statements.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2018

Additions to net assets attributed to:
Investment income/(loss):
Dividends	$774,312
Other investment income	262
Net depreciation in fair value of investments	(1,931,412)
Total investment income/(loss)	(1,156,838)

Contributions:
Employer matching contributions	838,961
Participant contributions	2,013,668
Rollovers	116,373
Total contributions	2,969,002

Interest income on notes receivable from participants	19,714
Other income	19,487
Total additions to net assets	1,851,365

Deductions from net assets attributed to:
Benefits paid to participants	(4,083,352)
Deemed distributions of participant loans receivable	(68,071)
Administrative fees	(8,852)
Total deductions from net assets	(4,160,275)

Net decrease in net assets	(2,308,910)
Net assets available for benefits, beginning of year	19,156,330
Net assets available for benefits, end of year	$16,847,420

See accompanying Notes to Financial Statements.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of the Plan
The following description of Flotek Industries, Inc. 401(k) Plan (the “Plan”) is provided for general informational purposes only. Plan participants (“Participants”) should refer to the Plan document for a complete description of Plan provisions.
General
Effective June 1, 2002, Flotek Industries, Inc. (the “Company”) established a defined 401(k) contribution plan with voluntary employee participation available on the first day of employment and attainment of 18 years of age. The Plan does not meet the requirements of a safe harbor 401(k) plan.
The Board of Directors and the Company coordinate and manage the administration of the Plan. On March 14, 2011, the Company’s Board of Directors approved the formation of the Investment Committee of the Flotek Industries, Inc. 401(k) Plan (the “Investment Committee”). The role of the Investment Committee is to oversee the investment management, policies, and guidelines of the Plan. The Investment Committee’s responsibilities include the review of the Plan’s investment manager selection, investment benchmarks, investment performance, and investment risk management policies. The Investment Committee monitors the management of the Plan for compliance with the investment policies and guidelines and for meeting investment performance objectives over time.
Plan Trustee
Effective October 1, 2012, the Company engaged Bank of America Merrill Lynch as the Trustee (“Merrill Lynch” or the “Trustee”) and investment custodian of the Plan. Concurrently, the Company appointed Merrill Lynch Retirement Services 401(k) Plan Recordkeeping and Trust Services as the Plan’s recordkeeper. The Trustee holds all property received and invests and reinvests Plan assets pursuant to Participant investment selections and Plan documents.
Contributions
Participants have the option to elect to contribute from 1% to 100% (in increments of 1%) of qualified compensation. Qualified compensation is defined within the Plan document and is subject to restrictions of the Internal Revenue Code of 1986, as amended (“IRC”). Participant contributions are withheld on a pro rata basis from each payroll as either pre-tax or Roth contributions. Failure by any eligible employee to elect a withholding percentage results in 4% of the Participant’s qualified compensation being automatically contributed to the Plan until such time as the Participant modifies his or her contribution election or opts out of Plan participation.
The Company has a discretionary matching contribution of 100% of up to 2% of a Participant’s compensation, and the Company matches contributions at 50% from 5% to 8% of the Participant’s compensation. Company matching contributions are allocated in the same proportion as the Participant’s elective contributions. In addition, the Company may make a discretionary Company profit-sharing contribution to Participants who are employed with the Company on the last day of the calendar year.
In accordance with the IRC, Participant contributions were limited to $18,500 during 2018. Participants 50 years of age or older prior to December 31, 2018 were eligible to make catch-up contributions of up to $6,000 during 2018.
Vesting
Both Company matching and Company profit sharing contributions are fully vested upon contribution. Participant contributions are always fully vested upon contribution.
Contribution and Investment Elections
Salary contribution percentages are determined by the Participant, except where the Plan’s automatic contribution percentage applies. The investment of a Participant’s account is Participant directed, except where the Participant fails to make an election with respect to investments, in which case the Participant’s account will be invested in the Plan’s default investment. Contribution percentage elections, investment allocations, and modifications to either, may be made by the Participant at any time by contacting Merrill Lynch or via the internet, with such selections or modifications becoming effective within a reasonable period of time thereafter. Participants may discontinue participation in the Plan and may later re-enroll in the Plan.
Notes Receivable from Participants
A Participant may borrow up to 50 percent of his or her account balance, ranging from a minimum of $500 to a maximum of $50,000. A Participant may have only one loan outstanding at any one time. A loan is required to be repaid through payroll deductions

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

over a period not to exceed five years, with the exception of loans for the purchase of a primary residence which may be repaid over a period of up to 30 years. Early payoff of Participant loans is permitted by the Plan. The loan interest rate applied to Participant loans is fixed on the date the loan is requested at the prime rate published in the Wall Street Journal on the last business day of the previous month plus 2%. Participant loans are limited to Participants who are active employees. At December 31, 2018, interest rates on participant loans ranged from 5.25 to 7.25%.
Notes receivable from Participants are measured at the Participant’s unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as Plan distributions in accordance with the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.
Form of Benefits
A Participant may withdraw the total amount in his or her account upon either (i) termination of employment, (ii) reaching age 59½, (iii) disability, or (iv) death. The full value of the Participant’s account may be distributed to the Participant upon retirement or permanent disability, if elected by the Participant, and is subject to income taxation upon distribution. If death occurs before termination of employment, the Participant’s fully account is distributed to his or her designated beneficiary(ies). If the value of the Participant’s account is less than or equal to $5,000, the beneficiary(ies) will receive a lump sum payment of the entire account balance within a reasonable time after the Participant’s death regardless of whether the beneficiary(ies) elect distribution of the benefit. If the value of the Participant’s account is greater than $5,000, the beneficiary(ies) may elect distributions from the account in a lump sum payment or installment payments and such distributions may generally begin when elected by the beneficiary(ies).
Participants may elect to have benefits distributed as soon as administratively feasible following the termination of employment. If the value of the Participant’s benefit is less than or equal to $5,000, however, a lump-sum distribution will be made within a reasonable time after the Participant terminates employment regardless of whether the Participant elects distribution of the benefit.
Forfeitures
Forfeitures are first applied to reduce administrative costs of the Plan. Forfeitures are then used to reduce employer contributions. Any remaining forfeitures are then allocated to Participants. Forfeitures for the year ended December 31, 2018 were not material.
Rollover Contributions
Generally, when a Participant receives a qualified total distribution from another qualified plan as defined in the IRC, the Participant is permitted to rollover those funds into the Plan.
Participant Accounts
Each Participant account is credited with the Participant’s contributions, Company matching, and Company profit sharing contributions, if any, and earnings thereon based on the Participant’s investment allocation.
Note 2 — Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Administrative Expenses
Administrative expenses consist of all expenses incidental to the administration, termination, or protection of the Plan, including, but not limited to, legal, accounting, investment manager, and trustee fees.
Certain administrative fees are incurred by Participants such as loan management fees, guided investment fund advice, and account liquidation fees as a result of early distribution penalties or due to unqualified account withdrawals or distributions. Substantially all other administrative expenses are paid by the Plan sponsor, the Company.
Risks and Uncertainties
The Plan provides for various investment options offered by the Trustee. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Use of Estimates

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Valuation of Investments
The fair value of assets is determined using various methods, which are impacted by a number of factors, including the availability of observable market data over the contractual term of the underlying assets. For some of the Plan’s assets, fair value is determined based on directly observable market data or data available for similar assets in similar markets. For other assets, the fair value may be determined based on these inputs as well as other assumptions related to estimates of these assets, such as the creditworthiness of the issuer. Changes in net unrealized appreciation or depreciation are captured in the carrying value of the underlying investments in the statements of net assets available for benefits. Dividends are recorded on the ex-dividend date.
Plan investments in mutual funds are stated at fair value based upon quoted market prices. Investments in the Company’s common stock fund are reported at fair value based upon the quoted market price of the shares held in the fund. Shares of common/collective trust funds are valued at net asset value, as determined by the Plan’s Trustee.
Note 3 — Fair Value of Investments
Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs utilized in determining fair value are based on a three level valuation hierarchy that prioritizes these inputs based on the degree to which they are observable. Following is a description of the three input levels of the fair value hierarchy:

•	Level 1 — unadjusted, quoted prices for identical assets or liabilities in active markets;

•
Level 2 — quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data;

•	Level 3 — unobservable inputs based upon the reporting entity’s internally developed assumptions that market participants would use in pricing the asset or liability.
Following is a description of the valuation methodologies used for assets measured at fair value:
Mutual Funds and Common Stock Fund
Plan investments include mutual funds and the Company’s own stock. The Company determined that valuation measurement inputs of these equity securities required no adjustment from quoted prices in the market. As such, the Plan’s investment in mutual funds and the Company’s own stock reflect unadjusted quoted prices from active markets. Accordingly, the Company classified these Plan investments within Level 1 of the fair value hierarchy.
Common/Collective Trust Fund
The Plan has investments in a common/collective trust funds composed of investment contracts that are valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the common/collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
The fair values of the Plan’s investments by asset class and input level within the fair value hierarchy are as as follows:

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

At December 31, 2018	Level 1	Level 2	Level 3	Total
Money market	$3,000			$3,000
Flotek Industries, Inc. common stock fund	27,256	—	—	27,256
Mutual funds	15,296,312	—	—	15,296,312
Total assets in the fair value hierarchy	15,323,568	—	—	15,326,568
Common/collective trust fund *	—	—	—	1,159,292
Total investments, at fair value	$15,323,568	$—	$—	$16,485,860

At December 31, 2017	Level 1	Level 2	Level 3	Total
Flotek Industries, Inc. common stock fund	$419,161	$—	$—	$419,161
Mutual funds	16,948,882	—	—	16,948,882
Total assets in the fair value hierarchy	17,368,043	—	—	17,368,043
Common/collective trust fund *	—	—	—	1,453,487
Total investments, at fair value	$17,368,043	$—	$—	$18,821,530

*
In accordance with Subtopic 820-10, the common/collective trust funds were measured at net asset value per share and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Note 4 — Plan Termination
The Company does not currently have any intention of exercising its right to terminate the Plan. In the event of Plan termination, Participants would become 100% vested in any unvested contributions, and all assets remaining in the Plan would be distributed in accordance with Plan provisions.
Note 5 — Federal Income Tax Exemption
The Plan uses a Merrill Lynch prototype 401(k) plan document which received a favorable opinion letter dated March 31, 2014, from the Internal Revenue Service (“IRS”). The Plan has been amended since the most recent opinion letter; however, the Company believes that both the Plan design and operation remain compliant with applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate Plan tax positions and recognize a tax liability (or asset) if the Plan has entered into an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company analyzed the tax positions taken by the Plan, and concluded that as of December 31, 2018 and 2017, there were no uncertain positions taken or expected to be taken that require recognition of a liability (or asset) or disclosure in the financial statements. Additionally, the Plan has not incurred any penalties or interest on penalties by any taxing jurisdictions for any reason. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.
Note 6 — Party-in-Interest Transactions
Investments in the Company’s own stock are considered party-in-interest investments because the Company is the Plan sponsor. Effective September 15, 2012, all investments in the Flotek Industries, Inc. Common Stock Fund (the “Common Stock Fund”) were frozen and new investments in the Common Stock Fund are no longer permitted. Participants are allowed to transfer all or a portion of their balance in the Common Stock Fund to one or more funds available within the Plan but are not allowed to transfer amounts into the Common Stock Fund.
The Plan’s available investments may include various mutual funds and other funds offered by the Trustee. Such investments would be considered party-in-interest transactions. At December 31, 2018 and 2017, there were no investments in mutual funds or other funds offered by the Trustee.

Note 7 — Subsequent Event
In August 2019, the Company expects to transition from Merrill Lynch to Fidelity Management Trust Company (“Fidelity”) as the trustee and an affiliate of Fidelity to be the administrator of the Plan. All assets of the Plan will be transferred from Merrill Lynch to Fidelity.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Majority Value	Cost**	Current Value
	Money Market
BlackRock, Inc.	BIF Money Fund		$3,000

	Mutual Funds
Capital Research and Management Company	American Funds EuroPacific Growth R6		839,582
Eagle Asset Management, Inc.	Carillon Eagle Small Cap Growth R6		181,387
Goldman Sachs Asset Management, LP	Goldman Sachs Small Cap Value Fund R6		413,666
Hartford Funds Management Company, LLC	Hartford Schroders International Multi-Cap Value Fund (SDR)		1,104,175
Janus Capital Management LLC	Janus Henderson Enterprise Fund Class N		684,542
MFS Investment Management	MFS Total Return Bond Fund R6		2,859,291
PGIM Investments LLC	Prudential Jennison Growth Fund Class Z		1,580,675
Vanguard Group Inc	Vanguard 500 Index Fund (Admiral)		2,252,064
Vanguard Group Inc	Vanguard Equity Income Fund (Admiral)		1,614,661
Vanguard Group Inc	Vanguard Inflation Protected Securities Fund (Admiral)		770,734
Vanguard Group Inc	Vanguard Mid Cap Index Fund (Admiral)		447,218
Vanguard Group Inc	Vanguard Small Cap Index Fund (Admiral)		630,853
Vanguard Group Inc	Vanguard Total International Stock Index Fund (Admiral)		965,783
Vanguard Group Inc	Vanguard Total Bond Market Index Fund (Admiral)		64,772
Victory Capital Management Inc.	Victory Sycamore Established Value Fund (I)		886,909
	Total mutual funds		15,296,312

	Common/Collective Trust
Morley Capital Management	Morley Stable Value Fund 55		1,159,292

	Common Stock
Flotek Industries, Inc.*	Flotek Industries, Inc. Common Stock Fund		27,256
Total investments			16,485,860

	Participant Loans
Participant loans*	Notes receivable from participants (interest rates from 5.25% to 7.25% with various maturity dates through November 16, 2023)		360,306

Total assets held at end of year			$16,846,166
 *    Party-in-interest.
**    Cost not required for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
23.1	*	Consent of Moss Adams LLP.

*		Filed herewith.

SIGNATURE
Flotek Industries, Inc. 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOTEK INDUSTRIES, INC. 401(k) PLAN (Name of Plan)

Date: June 27, 2019	By:	/s/ ELIZABETH T. WILKINSON
Elizabeth T. Wilkinson
Chief Financial Officer